March 22, 2019

Ivan Bergstein
Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue, Eleventh Floor
New York, NY 10022

       Re: Stemline Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 15, 2019
           File No. 333-230341

Dear Dr. Bergstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Matthew W. Mamak, Esq.